BERUSCHI & COMPANY
Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Bryce Cox B.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

December 23, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: **Office of International Corporate Finance**
C/o Susan Min

Dear Sirs:

Re: PACIFIC TOPAZ RESOURCES LTD. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-1285

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that was filed, published or distributed to security holders since September 20, 2005:

A. Copies of Yukon Annual Returns as at August 25, 2004 and August 25, 2005 filed with the Registrar of Corporations.

B. Copy of Yukon Notices of Change of Directors dated May 31, 2004, December 23, 2004 and March 7, 2005 filed with the Registrar of Corporations.

C. Copy of the Application to Correct the Corporate Register dated September 23, 2005 filed with the Registrar of Companies.

D. Copies of Notices of Change (of address) of Directors dated December 12, 2005 filed with the Registrar of Companies.

E. Copy of Transition Application dated December 12, 2005 filed with the Registrar of Companies.

F. Copy of Notice of Articles dated December 12, 2005 issued by the Registrar of Companies.

G. Unaudited Financial Statements with accompanying MD&A

- copy of unaudited financial statements for the period ended August 31, 2005 with relevant MD&A.

H. Copies of Certifications of Interim Filings (Forms 52-109F2) filed with the British Columbia and Alberta Securities Commissions.

I. Copies of news releases issued during the relevant period.

J. Copies of Material Change Reports (Forms 51-102F3) filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

82-1285

BUSINESS CORPORATIONS ACT (YUKON)

RECEIVED
2006 JAN -3 P 1:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANNUAL RETURN

1. Corporation Name: PACIFIC TOPAZ RESOURCES LTD.

2. Corporate Access Number: 26288

3. Corporation's registered office address is:

   Suite 501 - 905 West Pender Street
   Vancouver, British Columbia
   V6C 1L6

4. This report contains information as at: August 25, 2004

5. Corporation's registration date in the Yukon: August 25, 1987

6. The names and addresses of the Directors are:

   Raymond W. Roland
   305-1132 Haro Street
   Vancouver, BC
   V6E 1C9

   Neil Palmer
   2721 South Garfield
   Kennewick, WA
   USA 99336

   James Boyce
   1376 Arborlynn Drive
   North Vancouver, BC
   V7J 2V3

   Irvin Ridd
   24 Ocean Point Drive
   West Vancouver, BC
   V6E 1C9

7. The names, addresses and office held of the Officers are:

   Raymond W. Roland
   305-1132 Haro Street
   Vancouver, BC
   V6E 1C9

   President, CEO and CFO

   Neil Palmer
   2721 South Garfield
   Kennewick, WA
   USA 99336

   Secretary

8. All filings required by the *Business Corporations Act* (Yukon) have been made relating to any change in:

(a) Directors,
(b) Registered Office Address,
(c) Attorney(s) Address(es),
(d) The constating documents of the Corporation.

DATED as of the 25th day of August, 2004.

Authorized Signatory

President
Title

Sep 27.05

82-1285

Yukon Community Services
Services aux collectivités

ANNUAL RETURN

BUSINESS CORPORATIONS ACT (SECTION 267 AND 293) FORM 1-04

DÉCLARATION ANNUELLE

LOI SUR LES SOCIÉTÉS PAR ACTIONS DU YUKON (ARTICLES 267 ET 293) FORMULAIRE 1-04

1. CORPORATION NAME / *DÉNOMINATION SOCIALE* :
PACIFIC TOPAZ RESOURCES LTD.

2. CORPORATE ACCESS NUMBER / *NUMÉRO D'ENREGISTREMENT* :
26288

3. PHYSICAL REGISTERED OFFICE ADDRESS / *ADRESSE GÉOGRAPHIQUE DU BUREAU ENREGISTRÉ* :
501 - 905 WEST PENDER ST., VANCOUVER, BC V6C 1L6

4. MAILING ADDRESS / *ADRESSE POSTALE* :
501 - 905 WEST PENDER ST., VANCOUVER, BC V6C 1L6

5. FOR THE YEAR ENDING / *POUR L'ANNÉE*
2005 (year) / *(année)*

6. DATE OF / *DATE*

YY / *AA*	MM / *MM*	DD / *JJ*
87	08	25

☐ INCORPORATION / *DE LA CONSTITUTION*
☑ REGISTRATION / *DE L'ENREGISTREMENT*
☐ AMALGAMATION / *DE LA FUSION*
☐ CONTINUATION / *DE LA PROROGATION*

7. DIRECTORS / *ADMINISTRATEURS/ADMINISTRATRICES*

NAME / *NOM* :	ADDRESS / *ADRESSE* :
ROLAND, RAYMOND	305-1132 HARO STREET, VANCOUVER, BC V6E 1C9
RIDD, IRVIN	24 OCEAN POINT DRIVE, WEST VANCOUVER, BC V7W 3G7
BOYCE, JAMES	1376 ARBORLYNN DRIVE, NORTH VANCOUVER, BC V7J 2V3
RIZZZUTI, JOHN	501-905 WEST PENDER STREET, VANCOUVER, BC V6C 1L6

8. OFFICERS (example: President, Secretary, etc.) / *DIRIGEANTS/DIRIGEANTES (p. ex., président/présidente, secrétaire, etc.)*

NAME / *NOM* :	OFFICE HELD / *CHARGE* :
ROLAND, RAYMOND	PRESIDENT/CEO/CFO
BOYCE, JAMES	SECRETARY

All filing required by the Yukon *Business Corporations Act* have been made relating to any change in:

1. Directors Form 1-03
2. Registered office address Form 1-02, 11-04
3. Attorney(s) Address(es) 11-03
4. Articles, statements

La société a déposé tous les documents exigés en vertu de la* Loi sur les sociétés par actions *concernant un changement survenu à l'égard de l'un ou l'autre des éléments suivants :

1. *Administrateurs/administratrices — Formulaire 1-03*
2. *Adresse du bureau enregistré — Formulaires 1-02 ou 11-04*
3. *Adresse du ou des fondés de pouvoir — Formulaire 11-03*
4. *Statuts, déclarations*

9. DATE / *DATE*	SIGNATURE / *SIGNATURE*	TITLE / *TITRE*
	Roland	PRESIDENT

Personal information contained on this form is collected under the *Business Corporations Act* and will be used to compile a public registry. For further information, contact the Manager, Corporate Affairs at (867) 667-5225, toll free within Yukon 1-800-661-0408.

Les renseignements personnels contenus dans ce document sont recueillis en vertu de la Loi sur les sociétés par actions et seront utilisés afin d'établir un registre public. Pour plus de renseignements, veuillez communiquer avec le directeur, Entreprises, associations et coopératives, au (867) 667-5225, ou sans frais au Yukon au 1-800-661-0408.

YG(3038Q)F2 Rev. 10/2002

82-1285 Sent to Min Finance

Yukon Community Services
Services aux collectivités

YUKON BUSINESS CORPORATIONS ACT (SECTIONS 107, 114 AND 290) FORM 1–03

NOTICE OF DIRECTORS AND OFFICERS OR NOTICE OF CHANGE OF DIRECTORS AND OFFICER

LOI SUR LES SOCIÉTÉS PAR ACTIONS (ARTICLES 107, 114 ET 290) FORMULAIRE 1–03

AVIS CONCERNANT LES ADMINISTRATEURS/ADMINISTRATRICES ET LES DIRIGEANTS/DIRIGEANTES (NOMINATION ET CESSATION DE FONCTIONS)

1. CORPORATION NAME / *DÉNOMINATION SOCIALE* : PACIFIC TOPAZ RESOURCES LTD.

2. CORPORATE ACCESS NUMBER / *NUMÉRO D'ENREGISTREMENT* : 26288

3. NOTICE IS GIVEN THAT ON THE / *SOYEZ AVISÉ QUE LE* DD 31 / MM 05 / YY 04

THE FOLLOWING PERSON(S) WERE APPOINTED / *LES ADMINISTRATEURS SUIVANTS/ADMINISTRATRICES SUIVANTES ONT ÉTÉ NOMMÉ(E)S* :

DIRECTORS / *ADMINISTRATEURS/ADMINISTRATRICES*

NAME / *NOM* :	ADDRESS / *ADRESSE* :
RIDD, IRVIN	24 OCEAN POINT DRIVE, WEST VANCOUVER, BC V7W 3G7

4. NOTICE IS GIVEN THAT ON THE / SOYEZ AVISÉ QUE LE DD 31 / MM 05 / YY 04

THE FOLLOWING PERSON(S) CEASED TO HOLD OFFICE AS / LES PERSONNES SUIVANTES ONT CESSÉ D'AGIR À TITRE D'ADMINISTRATEURS/ADMINISTRATRICES :

DIRECTORS / *ADMINISTRATEURS/ADMINISTRATRICES*

NAME / *NOM* :	ADDRESS / *ADRESSE* :
PALMER, MARVIN	2721 SOUTH GARFIELD, KENNEWICK, WA USA 99336

5. THE OFFICERS OF THE CORPORATION AS OF THIS DATE ARE / *À COMPTER D'AUJOURD'HUI, LES DIRIGEANTS/DIRIGEANTES DE LA SOCIÉTÉ SONT LES SUIVANTS/SUIVANTES* :

OFFICERS / *DIRIGEANTS/DIRIGEANTES*

NAME / *NOM* :	OFFICE HELD / *CHARGE* :
ROLAND, RAYMOND	PRESIDENT/CEO/CFO
PALMER, NEIL	SECRETARY

6. DATE / *DATE*	SIGNATURE / *SIGNATURE*	TITLE / *TITRE*
	Roland	PRESIDENT

Personal information contained on this form is collected under the *Business Corporations Act* and will be used to compile a public registry. For further information, contact the Manager, Corporate Affairs at (867) 667-5225, toll free within Yukon 1-800-661-0408.

Les renseignements personnels contenus dans ce document sont recueillis en vertu de la Loi sur les sociétés par actions *et seront utilisés afin d'établir un registre public. Pour plus de renseignements, veuillez communiquer avec le directeur, Entreprises, associations et coopératives, au (867) 667-5225, ou sans frais au Yukon au 1-800-661-0408.*

YG(3037Q)F2 REV.10/2002

82-1285

Yukon
Community Services
Services aux collectivités

YUKON BUSINESS CORPORATIONS ACT (SECTIONS 107, 114 AND 290) FORM 1–03

NOTICE OF DIRECTORS AND OFFICERS OR NOTICE OF CHANGE OF DIRECTORS AND OFFICER

LOI SUR LES SOCIÉTÉS PAR ACTIONS (ARTICLES 107, 114 ET 290) FORMULAIRE 1–03

AVIS CONCERNANT LES ADMINISTRATEURS/ADMINISTRATRICES ET LES DIRIGEANTS/DIRIGEANTES (NOMINATION ET CESSATION DE FONCTIONS)

1. CORPORATION NAME / *DÉNOMINATION SOCIALE* : PACIFIC TOPAZ RESOURCES LTD.

2. CORPORATE ACCESS NUMBER / *NUMÉRO D'ENREGISTREMENT* : 26288

3. NOTICE IS GIVEN THAT ON THE / *SOYEZ AVISÉ QUE LE* DD/*JJ* MM/*MM* YY/*AA*

THE FOLLOWING PERSON(S) WERE APPOINTED / *LES ADMINISTRATEURS SUIVANTS/ADMINISTRATRICES SUIVANTES ONT ÉTÉ NOMMÉ(E)S* :

DIRECTORS / *ADMINISTRATEURS/ADMINISTRATRICES*

NAME / *NOM* :	ADDRESS / *ADRESSE* :

4. NOTICE IS GIVEN THAT ON THE / SOYEZ AVISÉ QUE LE DD/*JJ* 23 MM/*MM* 12 YY/*AA* 04

THE FOLLOWING PERSON(S) CEASED TO HOLD OFFICE AS / LES PERSONNES SUIVANTES ONT CESSÉ D'AGIR À TITRE D'ADMINISTRATEURS/ADMINISTRATRICES :

DIRECTORS / *ADMINISTRATEURS/ADMINISTRATRICES*

NAME / *NOM* :	ADDRESS / *ADRESSE* :
PALMER, NEIL	2721 SOUTH GARFIELD, KENNEWICK, WA USA 99336

5. THE OFFICERS OF THE CORPORATION AS OF THIS DATE ARE / *À COMPTER D'AUJOURD'HUI, LES DIRIGEANTS/DIRIGEANTES DE LA SOCIÉTÉ SONT LES SUIVANTS/SUIVANTES* :

OFFICERS / *DIRIGEANTS/DIRIGEANTES*

NAME / *NOM* :	OFFICE HELD / *CHARGE* :
ROLAND, RAYMOND	PRESIDENT/CEO/CFO
BOYCE, JAMES	SECRETARY

6. DATE / *DATE*	SIGNATURE / *SIGNATURE*	TITLE / *TITRE*
	Roland	PRESIDENT

Personal information contained on this form is collected under the *Business Corporations Act* and will be used to compile a public registry. For further information, contact the Manager, Corporate Affairs at (867) 667-5225, toll free within Yukon 1-800-661-0408.

Les renseignements personnels contenus dans ce document sont recueillis en vertu de la Loi sur les sociétés par actions *et seront utilisés afin d'établir un registre public. Pour plus de renseignements, veuillez communiquer avec le directeur, Entreprises, associations et coopératives, au (867) 667-5225, ou sans frais au Yukon au 1-800-661-0408.*

YG(3037Q)F2 REV.10/2002

02-1263

Yukon
Community Services
Services aux collectivités

YUKON BUSINESS CORPORATIONS ACT (SECTIONS 107, 114 AND 290) FORM 1–03

NOTICE OF DIRECTORS AND OFFICERS OR NOTICE OF CHANGE OF DIRECTORS AND OFFICER

LOI SUR LES SOCIÉTÉS PAR ACTIONS (ARTICLES 107, 114 ET 290) FORMULAIRE 1–03

AVIS CONCERNANT LES ADMINISTRATEURS/ADMINISTRATRICES ET LES DIRIGEANTS/DIRIGEANTES (NOMINATION ET CESSATION DE FONCTIONS)

1. CORPORATION NAME / *DÉNOMINATION SOCIALE* :	2. CORPORATE ACCESS NUMBER / *NUMÉRO D'ENREGISTREMENT* :
PACIFIC TOPAZ RESOURCES LTD.	26288

3. NOTICE IS GIVEN THAT ON THE / *SOYEZ AVISÉ QUE LE* DD/JJ 07 MM/MM 03 YY/AA 05

THE FOLLOWING PERSON(S) WERE APPOINTED / *LES ADMINISTRATEURS SUIVANTS/ADMINISTRATRICES SUIVANTES ONT ÉTÉ NOMMÉ(E)S* :

DIRECTORS / *ADMINISTRATEURS/ADMINISTRATRICES*

NAME / *NOM* :	ADDRESS / *ADRESSE* :
RIZZUTI, JOHN	501-905 WEST PENDER STREET, VANCOUVER, BC V6C 1L6

4. NOTICE IS GIVEN THAT ON THE / SOYEZ AVISÉ QUE LE DD/JJ MM/MM YY/AA

THE FOLLOWING PERSON(S) CEASED TO HOLD OFFICE AS / LES PERSONNES SUIVANTES ONT CESSÉ D'AGIR À TITRE D'ADMINISTRATEURS/ADMINISTRATRICES :

DIRECTORS / *ADMINISTRATEURS/ADMINISTRATRICES*

NAME / *NOM* :	ADDRESS / *ADRESSE* :

RECEIVED
2006 JAN -3 P 1:35
OFFICE OF INTERNAT... CORPORATE FINA...

5. THE OFFICERS OF THE CORPORATION AS OF THIS DATE ARE / *À COMPTER D'AUJOURD'HUI, LES DIRIGEANTS/DIRIGEANTES DE LA SOCIÉTÉ SONT LES SUIVANTS/SUIVANTES* :

OFFICERS / *DIRIGEANTS/DIRIGEANTES*

NAME / *NOM* :	OFFICE HELD / *CHARGE* :
ROLAND, RAYMOND	PRESIDENT/CEO/CFO
BOYCE, JAMES	SECRETARY

6. DATE / *DATE*	SIGNATURE / *SIGNATURE*	TITLE / *TITRE*
	Roland	PRESIDENT

Personal information contained on this form is collected under the *Business Corporations Act* and will be used to compile a public registry. For further information, contact the Manager, Corporate Affairs at (867) 667-5225, toll free within Yukon 1-800-661-0408.

Les renseignements personnels contenus dans ce document sont recueillis en vertu de la Loi sur les sociétés par actions *et seront utilisés afin d'établir un registre public. Pour plus de renseignements, veuillez communiquer avec le directeur, Entreprises, associations et coopératives, au (867) 667-5225, ou sans frais au Yukon au 1-800-661-0408.*

YG(3037Q)F2 REV.10/2002

82-1208

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.fin.gov.bc.ca/registries

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

APPLICATION TO CORRECT THE CORPORATE REGISTER

FORM 47

Telephone: 250 356-8626

Freedom of Information and Protection of Privacy Act (FIPPA): The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

OFFICE USE ONLY – DO NOT WRITE IN THIS AREA

INSTRUCTIONS:

Please type or print clearly in block letters and ensure that the form is signed and dated in ink.

The Application to Correct the Corporate Register form is to be used to correct some types of information in a record that was filed with the registrar.

Future Effective Dates: If a record has a future effective date and an error is found before the specified date and time of the filing, the record must be withdrawn, corrected and re-filed. Please visit our Web site at www.fin.gov.bc.ca/registries or phone 250 356-8626 for information on how to file these notices.

Item B Enter the name exactly as shown on the Certificate of Incorporation, Registration, Amalgamation, Continuation, or Change of Name.

Item C Indicate the record to be amended and the date and time that record was filed. Enter the reason for the amendment including what the record stated at the time of filing. For example: Notice of Change of Directors, filed November 23, 2004, Director's name spelled incorrectly - John Smith should have read John Smythe.

Item D If the applicant is a corporation or firm, enter the full name of the corporation or firm.

Item E The applicant must be an authorized signing authority for the company. If the applicant is a corporation or firm, this form must be signed by an authorized signing authority for that corporation or firm.

Filing Fee: $20.00 Submit this form with a cheque or money order made payable to the Minister of Finance, or provide the registry with authorization to debit the fee from your BC OnLine Deposit Account. Please pay in Canadian dollars or in the equivalent amount of US funds.

A INCORPORATION/REGISTRATION NUMBER OF CORPORATION

BC0260471

B NAME OF CORPORATION

PACIFIC TOPAZ RESOURCES LTD.

C RECORD TO BE AMENDED

Name of Record to be Amended: ANNUAL REPORT

Filed Date: (YYYY / MM / DD) 2005/07/12 and Time 3:26 ☐ a.m. or ☑ p.m. Pacific Time

Reason for Amendment:

THE COMPANY HAS TWO OFFICERS AS AT February 21, 2005; ONLY ONE OFFICER WAS FILED.

WE CONFIRM THE OFFICERS OF THE COMPANY ARE: RAYMOND ROLAND, 305-1132 HARO ST, VANCOUVER, BC V6E 1C9 AND JAMES BOYCE, 1376 ARBORLYNN DRIVE, N. VANCOUVER, BC V7J 2V3.

D FULL NAME OF APPLICANT

LAST NAME	FIRST NAME	MIDDLE NAME
WEGNER	GWEN	

CORPORATION OR FIRM NAME

BERUSCHI & COMPANY

E CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF APPLICANT	SIGNATURE OF APPLICANT	DATE SIGNED (YYYY / MM / DD)
GWEN WEGNER	X [signature]	2005/09/23

82-1285

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **December 12, 2005 02:09 PM Pacific Time**

Incorporation Number:
BC0260471

Name of Company:
PACIFIC TOPAZ RESOURCES LTD.

Director(s) Change of Name or Address

Last Name, First Name, Middle Name:
BOYCE, JAMES

Mailing Address:
1376 ARBORLYNN DRIVE
NORTH VANCOUVER BC V7J 2V3
CANADA

Delivery Address:
1376 ARBORLYNN DRIVE
NORTH VANCOUVER BC V7J 2V3
CANADA

Last Name, First Name, Middle Name:
RIDD, IRVIN

Mailing Address:
SUITE 1020 - 1500 WEST GEORGIA STREET
VANCOUVER BC V6G 2Z6
CANADA

Delivery Address:
SUITE 1020 - 1500 WEST GEORGIA STREET
VANCOUVER BC V6G 2Z6
CANADA

Last Name, First Name, Middle Name:
RIZZUTI, JOHN

Mailing Address:
501-905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501-905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Last Name, First Name, Middle Name:

ROLAND, RAYMOND W.

Mailing Address:
305 1132 HARO ST
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
305 1132 HARO ST
VANCOUVER BC V6E 1C9
CANADA

82-1285

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Transition Application

FORM 43
BUSINESS CORPORATIONS ACT
Section 437

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
December 12, 2005

FILING DETAILS:	*Transition Application for:* **PACIFIC TOPAZ RESOURCES LTD.**
Filed Date and Time:	**December 12, 2005 02:13 PM Pacific Time**
Transition Date and Time:	**Transitioned on December 12, 2005 02:13 PM Pacific Time**

TRANSITION APPLICATION

This confirms there has been filed with the registrar all records necessary to ensure that the information in the corporate registry respecting the directors of the company is, immediately before the transition application is submitted to the registrar for filing, correct.

Incorporation Number:
BC0260471

Name of Company:
PACIFIC TOPAZ RESOURCES LTD.

NOTICE OF ARTICLES

Name of Company:
PACIFIC TOPAZ RESOURCES LTD.

AUTHORIZED SHARE STRUCTURE

1.	100,000,000	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached

82-1285

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies

RON TOWNSHEND
December 12, 2005

This Notice of Articles was issued by the Registrar on: December 12, 2005 02:13 PM Pacific Time

Incorporation Number: **BC0260471**

Recognition Date: Incorporated on February 21, 1983

NOTICE OF ARTICLES

Name of Company:

PACIFIC TOPAZ RESOURCES LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECEIVED
2006 JAN -3 P 1:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

82-1285

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
August 31, 2005

PACIFIC TOPAZ RESOURCES LTD.
August 31, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS

	(Unaudited) 31-Aug-05	(Audited) 30-Nov-04
ASSETS		
Current		
Cash and cash equivalents	$ 1,169	$ 45
GST receivable	1,854	14,439
Prepaid expenses	2,228	417
	5,252	14,901
		-
Capital assets – Note 3	1,691	2,025
Resource properties – Note 4	318,906	209,656
	$ 325,848	$ 226,582
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 4	$ 141,938	$ 1,019,448
Due to related parties – Note 7	814	144,044
Notes payable – Notes 5 and 7	-	66,090
	142,752	1,229,582
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 6	4,857,311	3,357,311
Share subscription	1,000	66,000
Deferred share issue costs	-	(14,124)
Contributed surplus – Note 6	52,370	-
Deficit	(4,727,585)	(4,412,187)
	183,096	(1,003,000)
	$ 325,848	$ 226,582

Nature and Continuance of Operations – Note 1
Commitments – Notes 4 and 6

APPROVED BY THE DIRECTORS:

"Raymond Roland", Director

"James Boyce", Director

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED INTERIM STATEMENTS OF LOSS AND DEFICIT
For the three and nine months ended August 31, 2005 and 2004
(Unaudited)

	Three months ended		Nine months ended	
	31-Aug-05	31-Aug-04	31-Aug-05	31-Aug-04
Administrative expenses				
Amortization	$ 111	$ 19	$ 334	$ 57
Automobile	189	-	189	1,873
Bank charges and interest	46,721	22,272	95,867	61,562
Consulting	7,500	-	22,500	-
Filing fees	0	4,300	15,451	10,184
Management fees	7,500	7,500	22,500	22,500
Office and miscellaneous	1,008	5,264	4,106	8,562
Professional fees	23	2,500	69,547	11,696
Rent	9,000	9,000	27,000	27,000
Stock based compensation -Note 6	-	-	52,370	-
Transfer agent fees	1,041	617	2,780	2,833
Travel and promotion	891	1,640	2,754	2,570
Net loss for the period	73,984	53,112	315,398	148,837
Deficit, beginning of the period	4,653,601	4,146,098	4,412,187	4,050,373
Deficit, end of the period	$ 4,727,585	$ 4,199,210	$4,727,585	$ 4,199,210
Basic and diluted loss per share	$ 0.00	$ 0.01	$ 0.02	$ 0.02
Weighted average number of shares outstanding	36,052,841	7,481,413	19,785,897	7,481,413

PACIFIC TOPAZ RESOURCES LTD.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the three and nine months ended August 31, 2005 and 2004

(Unaudited)

	Three months ended		Nine months ended	
	31-Aug-05	31-Aug-04	31-Aug-05	31-Aug-04
Operating Activities				
Net loss for the period	$ (73,984)	$ (53,112)	$ (315,398)	$ (148,837)
Add items not affecting cash:				
Amortization	111	19	334	57
Stock based compensation	-	-	52,370	-
	(73,873)	(53,093)	(262,694)	(148,780)
Changes in non-cash working capital items related to operations:				
Receivable	1,124	(165)	12,585	813
Prepaid expenses	(0)	1,038	(1,811)	1,471
Accounts payable	(91,629)	55,887	(877,510)	150,338
Due to related parties	(5,037)	5,164	(143,230)	5,566
Notes payable	-	-	(66,090)	-
	(169,416)	8,831	(1,338,751)	9,408
Investing Activities				
Increase in resource property	(102,250)	(9,711)	(109,250)	(9,809)
	(102,250)	(9,711)	(109,250)	(9,809)
Financing Activities				
Issuance of common shares for cash	0	-	1,500,000	-
Deferred share issue costs	-	-	14,124	-
Share subscriptions	1,000	-	(65,000)	-
	1,000	-	1,449,124	-
Increase (decrease) in cash during the period	(270,665)	(880)	1,124	(401)
Cash, beginning of period	271,834	1,738	45	1,259
Cash, end of period	$ 1,169	$ 858	$ 1,169	$ 858
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income Taxes	$ -	$ -	$ -	$ -

PACIFIC TOPAZ RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2005 and 2004
(Unaudited)

Note 1 Nature and Continuance of Operations

The Company is a public company incorporated under the Company Act of British Columbia and is in the business of acquiring, exploring and evaluating mineral resource properties or developing these properties further or disposing of them when the evaluation is completed. At August 31, 2005 the Company is in the development stage and is in the process of exploring its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. During the year ended November 30, 2004, the Company moved to the NEX Exchange, a separate board of the TSX Venture Exchange. During the period ended May 31, 2005, the Company met the requirement to be listed as a TSX Venture Exchange Tier 2 issuer and was transferred to the TSX Venture Exchange effective March 8, 2005.

The recoverability of amounts shown for resource properties and related deferred exploration expenses is dependent upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements and to complete the development of properties and upon future profitable production or proceeds from the disposition thereof.

While the information presented in the accompanying interim six-months financial statements is unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's November 30, 2004 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual November 30, 2004 financial statements.

As at August 31, 2005, the Company had a working capital deficit of $137,501 and accumulated losses of $4,727,585 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Significant Accounting Policies

Management has prepared the financial statements of the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial statement in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

Note 2 Summary of Significant Accounting Policies – (cont'd)

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiary, Ballad Investments Ltd. All inter-company accounts have been eliminated.

b) Equipment and Amortization

Equipment is recorded at cost and amortized over its estimated useful life by the declining balance method using the following annual rates:

Office furniture	20%
Computer equipment	30%

c) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

d) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the

Note 2 Summary of Significant Accounting Policies – (cont'd)

computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

e) Stock-based Compensation Plan

The Company has a share purchase option plan, which is described in Note 6. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for this plan when shares or share purchase options are issued to employees or directors. Any consideration paid by employees or directors on the exercise of share purchase options or purchase of shares is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after December 1, 2002.

Effective for years beginning on or after January 1, 2004 the pro forma disclosure provisions will no longer be allowed and all stock-based compensation must be accounted for. The Company adopted the new policy commencing December 1, 2004.

f) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, amounts receivable, accounts payable, due to related parties and notes payable approximate fair value because of the short-term maturity of those instruments. The carrying value of long-term debt also approximates its fair value. Unless otherwise stated, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

g) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 2 Summary of Significant Accounting Policies – (cont'd)

h) Flow-through Shares

In March 2004, the Canadian Institute of Chartered Accountants issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares. The Company has adopted prospectively the new recommendation for flow-through shares issued after March 19, 2004 and now records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of loss and deficit on the date that the Company renounces the deductions for investors whereas previously the tax effect was recorded as a credit to equity. There is no effect on the financial statements presented as a result of this change in policy.

i) Deferred Share Issue Costs

The Company defers share issue costs paid relating to private placements that have not been completed. These costs will be charged against share capital upon completion of the private placement or expensed if the private placement does not complete.

Note 3 Capital Assets

	31-Aug-05			31-Aug-04
	Cost	Acc. Amort.	Net	Net
Office furniture	$ 2,052	$ 482	$ 1,570	$ -
Computer equipment	1,248	1,127	121	197
	$ 3,299	$ 1,609	$ 1,691	$ 197

Note 4 Resource Properties

Nugget Queen claim group	31-Aug-05	31-Aug-04
Acquisition Costs	$ 175,000	$ 175,000
Deferred Exploration Costs		
Balance at beginning of period	34,656	8,268
Addition:		
Geological consulting	109,150	7,296
Lab and assay	100	2,513
	143,906	18,077
Balance at end of period	$ 318,906	$ 193,077

Note 4 Resource Properties – (Cont'd)

Nugget Queen Claim Group

By a property purchase agreement dated April 29, 1999 and amended April 2002, the Company acquired a 100% undivided interest, subject to a 2.5% net smelter return royalty, in 24 contiguous mineral claims located in the Vancouver Mining Division of British Columbia for the following consideration:

a) Common Shares
Issuance of 100,000 common shares of the Company for a value of $29,000.

b) Cash
Payment of $232,500 to the vendor as follows:

i) $57,500 (paid); and

ii) $175,000 by June 1, 2005 of which $25,000 is payable by the issue of common shares.

c) Work Commitment
Incurring $200,000 in exploration expenditures by May 1, 2006.

During the year ended November 30, 2001, the carrying value of the acquisition costs and deferred exploration costs were written down by $109,781.

Note 5 Notes Payable

	31-Aug-05	31-Aug-04
Note payable, unsecured, bearing interest at prime plus 2% compounded quarterly and payable on demand.	$ -	$ 49,068
Notes payable, unsecured, bearing interest at 10% per annum and payable on demand.	-	14,000
	$ -	$ 63,068

Note 6 Share Capital – Note 9

a) Authorized:
100,000,000 common shares without par value

b) Issued:

			Shares	Amount
Balance, November 30, 2004			7,481,413	$3,357,311
For cash:				
– pursuant to private placement at	$	0.0525	28,571,428	1,500,000
Balance, May 31, 2005			36,052,841	$4,857,311

At August 31, 2005, 87,499 (2004: 87,499) common shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

c) Share Purchase Warrants

At August 31, 2005, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Warrants	Exercise Price		Expiry Date
28,571,428	$	0.10	5-May-07

d) Stock Option Plan

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of August 31, 2005 and August 31, 2004 and changes during the periods then ended is presented below:

Note 6 Share Capital – Cont'd

	31-Aug-05		31-Aug-04	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at 30-Nov-04	-	$ -	-	$ -
Granted	748,141	0.25	-	-
Outstanding at 31-Aug-05	748,141	$ 0.25	-	$ -

At August 31, 2005, 748,141 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Options	Exercise Price	Expiry Date
748,141	$ 0.25	2-Mar-07

As disclosed in Note 2(e), effective December 1, 2004, the Company has adopted the new policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the six-month period ended May 31, 2005 the Company recorded a non-cash compensation charge of $52,370 upon the issuance of 748,141 stock options. The weighted average fair value of the options was $0.25 per share.

The fair value of share options for 2005 was estimated using the Black-Scholes option pricing model with the following assumptions:

	2005
Risk-free interest rate	2.50%
Dividend yield	-
Expected stock price volatility	146%
Weighted average expected stock option life	2 years

Note 7 Related Party Transactions

During the nine months ended August 31, 2005, a company controlled by a President of the Company was accrued or paid $22,500 for consulting services.

Due to related parties of $814 (2004: $147,245) are owing to directors of the Company or a company with a common director and are unsecured with no stated interest or repayment terms.

Notes payable includes $Nil (2004: $5,000) owing to a company with a common director.

Note 8 Subsequent Event

Grant of Stock Options

On September 16, 2005, the Company announced that it had granted Incentive Stock Options on 2,857,143 shares of the Company's capital stock, exercisable for up to two years at a price of $0.12 per share.

On October 3, 2005, the Company announced that it was not proceeding with the grant of the Incentive Stock Options announced on September 16, 2005. The Company instead granted Incentive Stock Options on 2,857,143 shares of the Company's capital stock, exercisable for up to two years at a price of $0.35 per share, which price was not lower than the last closing price of the Company's shares prior to the announcement.

The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

Acquisition of Resource Properties

On September 22, the Company announced that it was negotiating to acquire interests in 5 concession applications for uranium exploration located in the Czech Republic.

The applications have been selected based on historical government exploration and development within the Czech Republic and their strategic location within areas containing notable uranium mineralization. The applications are pending and have not, as yet, been granted.

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations

OCTOBER 24, 2005

For the nine months ended August 31, 2005, Pacific Topaz Resources Ltd. ("Pacific Topaz" or the "Company") has prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of October 24, 2005 provides information on the operations of Pacific Topaz for the nine months ended August 31, 2005 and subsequent to the period end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended November 30, 2004 and 2003.

OVERVIEW

Pacific Topaz Resources Ltd. (T:PPZ – TSX Venture Exchange) is a TSX Venture Exchange company with a mineral exploration business. During the year ended November 30, 2003, the Company moved to the NEX Exchange, a separate board of the TSX Venture Exchange. During the period ended May 31, 2005, the Company met the requirement to be listed as a TSX Venture Exchange Tier 2 issuer and was transferred to the TSX Venture Exchange effective March 8, 2005.

Pacific Topaz is exploring for gold and silver on its Nugget Queen Gold/Silver claims located in British Columbia, Canada. All of the company's mineral property interests are in the exploration stage and there is no current operating income or cash flow. The Company relies on the sale of its securities either by way of private placement or brokered financing to fund its property acquisitions and exploration programs.

The Company is actively reviewing the acquisition of interests in a number of resource properties in Canada and Eastern Europe.

Mineral Properties

	August 31, 2005	August 31, 2004
Nugget Queen claim group		
Acquisition Costs	$ 175,000	$ 175,000
Deferred Exploration Costs		
Balance at beginning of period	34,656	8,268
Addition:		
Geological consulting	109,150	7,296
Lab and assay	100	2,513
	143,906	18,077
Balance at end of period	$ 318,906	$ 193,077

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations

Nugget Queen Gold/Silver Property, British Columbia, Canada.

The Company acquired a 100% interest in the Nugget Queen Gold/Silver Property. The Nugget Queen Gold/Silver Property is located along the western coast of the British Columbia mainland approximately 35 kilometers northeast of Port Hardy and 5 kilometers south of Seymour Inlet and consists of 2 claims totaling 24 units. The area of south-western BC, where the Nugget Queen property is located, represents an exploration target for a polymetallic vein, shear, breccia, stockwork, carbonate replacement, porphyry and volcanogenic massive sulphide related mineral occurrences or deposits. The property hosts polymetallic, mesothermal, vein style mineralization with numerous workings on several of the eight quartz veins previously identified on the property. Most notable are veins numbered 2, 3, 4, 5, 6 and 8 which contain gold and silver mineralization. Historically, vein 6 reportedly produced over 600 tons of gold, silver, copper, lead and zinc ore in the 1940s.

During the year ended November 30, 2004 the Company completed its summer exploration program on its Nugget Queen Gold/Silver Property. The exploration program was conducted under the direction of Dr. Bohumil Molak, P.Geo., the Qualified Person on the property. The program consisted of geological mapping, rock and soil geochemistry sampling, and VLF-EM surveys. The rock samples included 16 grab, chip and chip – channel samples from various outcropping veins and dumps, 106 soil samples from a geochemical grid covering an area of 200 by 180 meters. A coincident geophysical survey was also conducted over the area.

Highlights from a rock sampling program are as follows:

Sample Number	Sample Type (width metres)	Vein Number	Gold grams per ton	Silver Grams per ton
01518	Grab	6	16.10	312.0
01520	Chip	8	12.15	70.8
01524	Grab	4	4.68	33.8
01527	Chip	2	1.63	0.5
01530	Chip/chan (0.9)	2	5.52	3.0

Structural studies have identified two primary vein systems on the property. The first system, composed of veins 2, 3 and 4, trends roughly east – west, with the veins winding in nearly equidistant undulations, one striking 75 ° and the other 110 °. The second system trends southeast-northwest and includes veins 5 and 6. Both systems dip steeply to the north. The metasedimentary and metavolcanic host rocks dip uniformly northeast and appear to represent tectonic scales that formed as a result of oblique collision and shearing deformation with a dextral strain component.

Sulphide mineralization containing gold and silver values tends to form blebs, clusters, disseminations and/or fracture fillings within quartz veins and in surrounding, heavily silicified, graphite-bearing and locally brecciated host rocks. The veins range in thickness from 0.3 to 1.5 meters. Notable grab samples from veins 2, 3, 4, 5, 6 and 8 returned as much as 16.1 grams per ton (g/t) gold and 312 grams per ton (g/t) silver. One discontinuous channel sample from vein 2 returned 5.52 g/t gold and 3 g/t silver over 0.9 meter. The assays of the 16 collected rock samples averaged 2.65 g/t gold and 30.48 g/t silver.

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations

The geochemical and geophysical surveys have defined several areas of coincident geochemical and geophysical anomalies occurring intermittently along western extensions of the known mineralization and covering an area of more than 200 meters along strike. The geochemical and geophysical data was integrated into mono-elemental maps illustrating gold, silver, copper, lead, zinc and arsenic anomalies together with older geochemical data, known mineralized veins and newly identified VLF-EM conductors to allow for a complex data re- interpretation.

The interpretation of this data suggests extension of the first system, including veins 2, 3, 4 and 5, to the west for an estimated extension in excess of 200 metres. Of particular interest are the extensions of veins 2 and 8 where data suggest the veins extend both to the east and west. The Company is encouraged by the work completed on the property and the confirmation of mineralization within the notable vein systems and their possible extensions. Ongoing logging on the property area has greatly increased property access and exposure for future exploration.

Exploration programs conducted by both the Company and previous operators have resulted in over approximately $428,687 in exploration expenditures, including drilling, from 1995 to date. The Nugget Queen Gold/Silver Property is in a favourable geological environment for quartz vein hosted gold deposits.

The Company acquired a 100% interest, subject to a 2.5% net smelter return royalty, in the Nugget Queen Gold/Silver Claims pursuant to a property purchase agreement. Consideration for the property consisted of the issuance of 100,000 common shares of the Company, payment of $232, and incurring exploration expenditures of $200,000 by May 1, 2006.

The Company is currently conducting further exploration on the property.

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the nine-month period ended August 31, 2005, and 2004, and the last three fiscal years ended November 30, 2004, 2003 and 2002:

	Nine months Ended Aug-31-05	Nine months Ended Aug-31-04	Year Ended Nov-30-04	Year Ended Nov-30-03	Year Ended Nov-30-02
	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(315,398)	(148,873)	(361,814)	(223,103)	(376,569)
Basic and diluted loss per share	(0.02)	(0.02)	(0.05)	(0.03)	(0.05)
Total assets	325,848	209,104	226,582	202,038	208,330

During the period ended August 31, 2005, the net loss was $315,398 or $0.02 per share compared to the net loss of $148,837 or $0.02 per share (111.91% increase) for the comparable period in 2004. The increase in the net loss was primarily due to the $57,851 increase in professional fees, $34,305 in interest charges, and $22,500 in consulting fees. In addition the company recorded $52,370 (2004: $Nil) stock based compensation expense representing fair value of 748,141 share purchase options granted during the period ended May 31, 2005.

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations

For the year ended November 30, 2004 the net loss was $361,814 or $0.05 per share compared to the net loss of $223,103 or $0.03 per share (62.16% increase) for the comparable period in 2003. The increase in the net loss was primarily due to $93,278 increase in legal fees, $11,137 in bank and interest charges, $5,000 in consulting fees, $7,658 in investor relation expenditures, and $8,818 in filing fees. In addition the company wrote-off amounts receivable of $12,000, recorded $10,131 in Part XII.6 tax liability and $5,506 gain on settlement of debt.

RESULTS OF OPERATIONS

Current Quarter

For the quarter ended August 31, 2005, the net loss was $73,984 or $0.002 per share compared to the net loss of $53,112 or $0.01 per share (39.30 % increase) for the comparable period in 2004. The increase in the net loss was primarily due to the $24,449 increase in interest charges and $7,500 in consulting fees.

During the quarter ended August 31, 2005, the Company incurred professional fees of $23 (2004: $2,500), bank and interest charges of $46,721 (2004: $22,272), consulting fees of $7,500 (2004: $Nil); filing fees of $Nil (2004: $4,300), management fees of $7,500 (2004: $7,500), office and miscellaneous expenses of $1,008 (2004: $5,264), office rent of $9,000 (2004: $9,000), transfer agent fees of $Nil (2004: $Nil), travel and promotion expenses of $891(2004: $1,640) and automobile expense of $189 (2004: $Nil). In addition the company recorded $111 (2004: $19) amortization expense.

Year-to-date

For the nine-month period ended August 31, 2005, the net loss was $315,398 or $0.02 per share compared to the net loss of $148,837 or $0.02 per share (111.91 % increase) for the comparable period in 2004. The increase in the net loss was primarily due to the $57,851 increase in professional fees, $34,305 in interest charges, and $22,500 in consulting fees. In addition the company recorded $52,370 (2004: $Nil) stock based compensation expense representing fair value of 748,141 share purchase options granted during the period ended May 31, 2005.

During nine-month period ended May 31, 2005, the Company incurred professional fees of $69,547 (2004: $11,696), bank and interest charges of $95,867 (2004: $61,562), consulting fees of $22,500 (2004: $Nil); filing fees of $15,451 (2004: $10,184), management fees of $22,500 (2004: $22,500), office and miscellaneous expenses of $4,106 (2004: $8,562), office rent of $27,000 (2004: $27,000), transfer agent fees of $2,780 (2004: $2,833), travel and promotion expenses of $2,754 (2004: $2,570) and stock based compensation expense of $52,370 (2004: $Nil). In addition the company recorded $334 (2004: $57) amortization expense.

On March 2, 2005, the Company granted incentive share purchase options entitling the holders thereof the right to purchase 748,141 shares of the Company's capital stock, exercisable for up to two years at a price of $0.25 per share.

On May 5, 2005, the Company also closed the private placement of 28,571,428 units at $0.0525 per unit. Each unit comprises of one common share and one two-year share purchase warrant, with each such share purchase warrant entitling the holder to purchase one additional common share of the Company at $0.10 per share. A portion of the private placement consisting of 4,095,238 units was

issued on a flow-through basis for total proceeds of $215,000. The proceeds of the private placement will be used for general corporate matters, completion of the acquisition of the Nugget Queen Property, further funding of the Company's operations and exploration program and debts payments.

On September 16, 2005, the Company announced that it had granted Incentive Stock Options on 2,857,143 shares of the Company's capital stock, exercisable for up to two years at a price of $0.12 per share. On October 3, 2005, the Company announced that it was not proceeding with the grant of the Incentive Stock Options announced on September 16, 2005. The Company instead granted Incentive Stock Options on 2,857,143 shares of the Company's capital stock, exercisable for up to two years at a price of $0.35 per share, which price was not lower than the last closing price of the Company's shares prior to the announcement. The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

On September 22, the Company announced that it was negotiating to acquire interests in 5 concession applications for uranium exploration located in the Czech Republic. The applications have been selected based on historical government exploration and development within the Czech Republic and their strategic location within areas containing notable uranium mineralization. The applications are pending and have not, as yet, been granted.

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expenses for the nine months ended August 31, 2005, and 2004, and for the years ended November 30, 2004, and 2003:

	Increase* (decrease)	Nine months Ended Aug-31-05	Nine months Ended Aug-31-04	Increase* (decrease)	Year Ended Nov-30-04	Year Ended Nov-30-03
	%	$	$	%	$	$
		(Unaudited)	(Unaudited)		(Audited)	(Audited)
Amortization	486.47	334	57	(91.48)	282	3,311
Automobile expenses	(89.93)	189	1,873	(100.00)	-	4,509
Consulting fees	N/A	22,500	-	N/A	5,000	-
Filing fees	51.72	15,451	10,184	337.21	11,433	2,615
Bank charges and interest	55.72	95,867	61,562	14.10	90,099	78,962
Investor relations	-	-	-	N/A	7,658	-
Management fees	-	22,500	22,500	-	30,000	30,000
Office and miscellaneous	(52.04)	4,106	8,562	1.61	11,264	11,085
Professional fees	494.63	69,547	11,696	191.01	142,305	48,901
Rent	-	27,000	27,000	-	36,000	36,000
Stock based compensation	N/A	52,370	-	N/A	-	-
Transfer agent	(1.88)	2,780	2,833	28.20	3,432	2,677
Travel and promotion	7.16	2,754	2,570	(24.45)	4,957	6,561

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	2004	2005	2005	2004	2004	2004	2004	2003
	Q3	Q2	Q1	Q4	Q2	Q3	Q1	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(73,984)	(179,389)	(62,025)	(212,977)	(53,775)	(53,112)	(41,950)	(90,169)
Basic/diluted loss per share	(0.00)	(0.02)	(0.01)	(0.03)	(0.01)	(0.01)	(0.01)	(0.01)

LIQUIDITY AND CAPITAL RESOURCES

At August 31, 2005, the Company had working capital deficit of $137,501 compared to $1,035,173 as at August 31, 2004.

The Company closed the private placement of 28,571,428 units at $0.0525 per unit. Each unit comprises of one common share and one two-year share purchase warrant, with each such share purchase warrant entitling the holder to purchase one additional common share of the Company at $0.10 per share. A portion of the private placement consisting of 4,095,238 units was issued on a flow-through basis for total proceeds of $215,000.

Amounts received from the flow-through share proceeds must be used for exploration expenditures and will be renounced in favour of the investors and the deductions for tax purposes will not be available to the Company.

At August 31, 2005, the Company held cash on hand of $1,169 (2004: $858) and liabilities totalled $142,752 (2004: $1,051,003).

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:

		Number	$
Balance, November 30, 2004		7,481,413	3,357,311
For cash:			
– pursuant to private placement	– at $0.0525	28,571,428	1,500,000
Balance, August 31, 2005 and October 24, 2005		36,052,841	4,857,311

At August 31, 2005, 87,499 (2004: 87,499) common shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

(c) Share Purchase Warrants:

At August 31, 2005, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
28,571,428	$0.10	May 5, 2007

(d) Stock Option Plan:
The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of August 31, 2005 and August 31, 2004 and changes during the periods then ended is presented below:

	August 31, 2005		August 31, 2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	-	-	-	-
Granted	748,141	$0.25	-	-
Options outstanding and Exercisable at end of period	748,141	$0.25	-	-

At August 31, 2005, 748,141 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
748,141	$0.25	March 2, 2007

Effective December 1, 2004, the Company has adopted the new policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the nine-month period ended August 31, 2005 the Company recorded a non-cash compensation charge of $52,370 upon the issuance of 748,141 stock options. The weighted average fair value of the options was $0.25 per share.

The fair value of share options for 2005 was estimated using the Black-Scholes option pricing model with the following assumptions:

	2005
Risk-free interest rate	2.50%
Dividend yield	-
Expected stock price volatility	146%
Weighted average expected stock option life	2 years

On September 16, 2005, the Company announced that it had granted Incentive Stock Options on 2,857,143 shares of the Company's capital stock, exercisable for up to two years at a price of $0.12 per share. On October 3, 2005, the Company announced that it was not proceeding with the grant of the Incentive Stock Options announced on September 16, 2005. The Company instead granted Incentive Stock Options on 2,857,143 shares of the Company's capital stock, exercisable for up to two years at a price of $0.35 per share, which price was not lower than the last closing price of the Company's shares prior to the announcement. The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

RELATED PARTY TRANSACTIONS

During the periods ended August 31, 2005 and 2004, the Company incurred the following costs charged by a company with a common director:

	2005	2004
Consulting fees	$ 22,500	$ -

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Due to related parties of $814 (2004: $147,245) are owing to directors of the Company or a company with a common director and are unsecured with no stated interest or repayment terms.

Notes payable includes $Nil (2004: $5,000) owing to a company with a common director.

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial
Condition and Results of Operations

RISKS AND UNCERTAINTIES

Pacific Topaz plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

PACIFIC TOPAZ RESOURCES LTD.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond Roland, President and Chief Executive Officer for **Pacific Topaz Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Pacific Topaz Resources Ltd.** (the issuer) for the interim period ending **August 31, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 25, 2005

"Raymond Roland"
Raymond Roland
President & CEO

82-1285

PACIFIC TOPAZ RESOURCES LTD.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond Roland, Chief Financial Officer for **Pacific Topaz Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Pacific Topaz Resources Ltd.** (the issuer) for the interim period ending **August 31, 2005;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 25, 2005

"Raymond Roland"
Raymond Roland
Chief Financial Officer

82-1285

PACIFIC TOPAZ RESOURCES LTD.

905 West Pender Street, Suite 501, Vancouver, BC V6C 1L6
Telephone: (604) 669.5819 ~ Facsimile: (604) 669.5886

Trading Symbol: PPZ
September 22, 2005

12g3-2(b): 82-1285
Standard & Poor's Listed

NEGOTIATIONS FOR CZECH URANIUM PROJECTS

Pacific Topaz Resources Ltd. (the "Company") **(TSX.V-PPZ)** is pleased to announce that it is negotiating to acquire interests in 5 concession applications for uranium exploration located in the Czech Republic.

The applications have been selected based on historical government exploration and development within the Czech Republic and their strategic location within areas containing notable uranium mineralization. The applications are pending and have not, as yet, been granted.

The Company will issue further news release upon the resolution of the negotiations.

PACIFIC TOPAZ RESOURCES LTD.

Per: *"Raymond Roland"*
Raymond Roland, President

82-1285

PACIFIC TOPAZ RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604)669-5819
Fax: (604)669-5886

October 3, 2005

Trading Symbol: PPZ
12g3-2(b): 82-1285

NEWS RELEASE

Further to its news release of September 16, 2005, Pacific Topaz Resources Ltd. (the "Company") **(PPZ - TSX)** announces that it is not proceeding with the grant of Incentive Stock Options on 2,857,143 shares of the Company's capital stock, exercisable for up to two years at a price of $0.12 per share.

The Company has instead granted Incentive Stock Options on 2,857,143 shares of the Company's capital stock, exercisable for up to two years at a price of $0.35 per share, which price is not lower than the last closing price of the Company's shares prior to this announcement.

The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

PACIFIC TOPAZ RESOURCES LTD.

Per: "Raymond Roland"
Raymond Roland, Director

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Pacific Topaz Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

September 16, 2005

Item 3. **Press Release**

Press Release dated September 16, 2005 and disseminated to the Canada Stockwatch Magazine, BC Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that it has granted Incentive Stock Options.

Item 5. **Full Description of Material Change**

The Issuer announces that it has granted Incentive Stock Options on 2,857,143 shares of the Company's capital stock, exercisable for up to two years at a price of $0.12 per share, which price is not lower than the last closing price of the Company's shares prior to this announcement less the applicable discount.

The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President – 604.669.5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 22nd day of September, 2005.

"Raymond Roland"
Raymond Roland, President

82-1285

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. Reporting Issuer

Pacific Topaz Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

September 22, 2005

Item 3. Press Release

Press Release dated September 22, 2005 and disseminated to the Canada Stockwatch Magazine, BC Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer is pleased to announce that it is negotiating to acquire interests in 5 concession applications for uranium exploration located in the Czech Republic. The applications are pending and have not, as yet, been granted.

Item 5. Full Description of Material Change

The Issuer is pleased to announce that it is negotiating to acquire interests in 5 concession applications for uranium exploration located in the Czech Republic.

The applications have been selected based on historical government exploration and development within the Czech Republic and their strategic location within areas containing notable uranium mineralization. The applications are pending and have not, as yet, been granted.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President – 604.669.5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 22nd day of September, 2005.

"Raymond Roland"
Raymond Roland, President

82-1285

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Pacific Topaz Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

October 3, 2005

Item 3. **Press Release**

Press Release dated October 3, 2005 and disseminated to the Canada Stockwatch Magazine, BC Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces announces that it is not proceeding with the grant of Incentive Stock Options on 2,857,143 shares of the Issuer's capital stock, exercisable for up to two years at a price of $0.12 per share as previously announced.

The Issuer has instead granted Incentive Stock Options on 2,857,143 shares of the Issuer's capital stock, exercisable for up to two years at a price of $0.35 per share, which price is not lower than the last closing price of the Issuer's shares prior to this announcement.

Item 5. **Full Description of Material Change**

The Issuer announces announces that it is not proceeding with the grant of Incentive Stock Options on 2,857,143 shares of the Issuer's capital stock, exercisable for up to two years at a price of $0.12 per share as previously announced.

The Issuer has instead granted Incentive Stock Options on 2,857,143 shares of the Issuer's capital stock, exercisable for up to two years at a price of $0.35 per share, which price is not lower than the last closing price of the Issuer's shares prior to this announcement.

The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President – 604.669.5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 6th day of October, 2005.

"Raymond Roland"
Raymond Roland, President